Filed Pursuant to Rule 433 Registration Statement 333-208694 March 28, 2016

Advancing therapies through cell signaling

Darrin Uecker, CEO/President + Richard Nuccitelli, Ph.D., CSO

Information Included In This Presentation

We have filed a Registration Statement on Form S-1 (including a prospectus) (our “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, as subsequently amended to date, and other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, our underwriters or any dealer participating in this offering will arrange to send you the prospectus if you request it.

This presentation contains certain forward?looking information about Pulse Biosciences. Forward?looking statements are statements that are not historical facts. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,”

“should,” “continue,” “strong,” “up coming,” and similar expressions are intended to identify forward?looking statements. These statements include, but are not limited to, statements regarding our ability to successfully develop and commercialize our products; our ability to expand our long?term business opportunities; plans to conduct future clinical trials; the outcomes of our development activities, and their underlying assumptions; and our future performance.

Forward?looking statements may address the following subjects among others: expected products, applications, customers, technologies and performance, insurance reimbursements, results of clinical studies, success of research and development and our expectations concerning our business strategy.

Forward?looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward?looking statements. Investors should review these and other risks inherent in our forward looking statements and our company under the caption “Risk Factors” in our most recently filed Registration Statement. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

In this document, we refer to information regarding potential markets for products and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Pulse Biosciences Confidential 2

Pulse Biosciences Overview

Novel therapeutic tissue treatment platform

Nanosecond Pulsed Electric Fields (nsPEF) induce a unique cellular response

Addresses multiple potential markets—Tissue Ablation, Oncology, Dermatology/Aesthetics, and Veterinary

Proprietary position in nsPEF technology and IP

Leveraging investment in R&D, IP, and pre-clinical studies from company and partners over the last 15 years.

Dominant IP position with 39 granted patents and 41 pending worldwide.

Capital efficient commercialization strategy

U.S. FDA 510(k) for the platform to perform soft tissue ablation

Pulse generator platform being developed to pursue a number of applications

Potential strategic partnerships for commercial reach

Pulse Biosciences Confidential 3

Unique nsPEF Cellular Effect

Nanosecond pulses applied across a cell create transient nanopores in the cell membrane and organelles.

The nanopores allow Ca2+ to flow + -into the cell, stressing the endoplasmic reticulum, and inducing unique cellular responses.

Pulse Biosciences Confidential 4

Nano-Pulsed Electro-Signaling (NPES)

Modulating the pulses can induce cellular apoptosis, the body’s natural pulse number

programmed cell death process.

When applied to malignant cells it may

pulse

induce immunogenic apoptosis. amplitude

pulse

Applying the pulses across a volume width

pulse

of tissue may result in complete frequency

tissue ablation. Pulse Modulation Parameters

This novel non-thermal tissue treatment technology is called

Nano-Pulsed Electro-Signaling.

Pulse Biosciences Confidential 5

PulseTxTM – The First Commercial NPES System

Pulse Biosciences is developing the first tunable NPES platform for human clinical use, the PulseTxTM.

Designed to support a wide array of electrodes.

Plan to submit a 510(k) for soft tissue ablation.

Tunable design is based on a novel pulse generator architecture.

PulseTxTM System Design

Pulse Biosciences Confidential 6

PulseTxTM Electrodes

PulseTxTM is designed to support a

Cardiac Clamp

broad array of electrodes.

Relatively small incremental investment in electrode face Electrodes development.

Designs for surface treatments in open surgery and minimally Endoscopic Electrode invasive procedures.

Laparoscopic Electrode

PulseTxTM Electrode Designs

Pulse Biosciences Confidential 7

NPES Applications

Pursuing three significant vertical markets: Tissue Ablation, Oncology, and Dermatology/Aesthetics.

Tissue Ablation

Published data validates the use of Oncology these verticals.

icine Oncology may Dermatology ditional opportunity. Veterinary

Medicine

Pulse Biosciences Confidential 8

NPES for Tissue Ablation

Current ablation technologies use heat or cooling to destroy tissue, causing thermal necrosis and inflammation, resulting in secondary tissue damage.

NPES induces apoptosis, with indicated good healing and little or no scaring.

Ablation zones with NPES depend on the electric field so can be precise and consistent.

NPES treatment times are short—seconds to several minutes.

We believe NPES has demonstrated an ability to induce immunogenic apoptosis, leading to an adaptive immune response against cancer cells.

Pulse Biosciences Confidential 9

Tissue Ablation – Partnership Strategy

Engage strategic partners in cardiac ablation

Partnership opportunities in lung ablation applications

Potential applications include asthma, COPD, and chronic bronchitis

Additional applications in ENT and GI specialties may be pursued through partnerships

Pulse Biosciences Confidential 10

Oncology

Cancer immunotherapy is revolutionizing cancer care

Major biopharma companies investing significantly in internal programs and M&A;

Checkpoint inhibitors have shown good clinical results; and

Leading cancer centers are marketing direct to consumers.

PulseTxTM platform may play an important role

NPES treatment may enable drug-free local tumor control that exposes the immune system to the local tumor antigens;

Potentially overcomes many of the challenges with oncolytic viral vaccines with potentially better results; and

Potentially synergistic with other immunotherapeutics, e.g. checkpoint inhibitors

Pulse Biosciences Confidential 11

Oncology—Immune Response Mechanisms

Oncolytic Viral Immune Response

Tumor Cells Cell Lysis Dendritic Cell

Intratumoral Virus must enter cell Cytotoxic T-cell and replicate (necrosis) Ingestion injection Activation of vaccine

Adaptive

Tumor Antigen

Immune response

NPES In-Situ Vaccine Immune Response

+ NPES Application Dendritic Cell Cytotoxic T-cell

- Cells undergo Ingestion immunogenic Activation apoptosis

CRT on surface Adaptive

Immune response

Pulse Biosciences Confidential 12

Oncology – Immune Response Data

Survival Proportion (Immuno-protection)

N1-S1 Challenge

Survival

Percent NPES treated (n=23)

Days after Initial Injections

NPES Tx

23 Rat liver tumors were ablated, seven weeks later secondary tumors were injected and failed to grow in any of the animals.

Chen et al. Euro J of Cancer 50: 2705 (2014)

Pulse Biosciences Confidential 13

Oncology – Immune Response Data Tumor cells treated in vitro with NPES were used to vaccinate mice against fibrosarcoma tumors. Three weeks post vaccination animals were challenged with a fibrosarcoma cell injection, all NPES vaccinated mice resisted tumor growth unless they were pre-treated with an anti-CD8 antibody. Nuccitelli et al. PLOS One 10(7):e0134364 2015) Pulse Biosciences Confidential 14

Oncology – Go to market

Demonstrate NPES provides local, drug-free tumor destruction and the potential to elicit a systemic adaptive immune response

Planning to execute a small study using 510(k) cleared system and IDE approval to demonstrate local tumor control and immune response.

The first clinical application may be in the treatment of melanoma.

Several additional applications may follow quickly once NPES is validated in melanoma – head and neck, liver, and lung cancer are all targets.

Partnership opportunities with medtech and biopharma companies

We believe there are a number of oncology medtech companies that will be interested in a partnership.

Biopharma companies involved in immuno-oncology have shown preliminary interest.

Pulse Biosciences Confidential 15

Dermatology/Aesthetics Vertical

Current treatments of freezing, burning or cutting out lesions leads to longer and multiple treatments with disappointing cosmetic results

NPES can provide a compelling treatment option

Apoptosis can result in complete ablation and excellent cosmetic result

Short treatment time and we believe there is potential for single visit treatment

In office treatment that will fit into the office workflow

Immune response potential

Example of Single NPES Treatment

Seborrheic Keratosis

Pulse Biosciences Confidential 16

Dermatology/Aesthetics Vertical

Feasibility demonstrated in human pilot studies using NPES for benign and malignant skin lesions

NPES Basal Cell Carcinoma Pilot Study

Seven of ten lesions completely ablated;

No visible scars in successfully ablated lesions; and

We believe the study demonstrated NPES is safe and can offer a fast and scarless alternative to current standard of care.

NPES Wart Pilot Study

Pilot study of up to 40 patients;

We believe this trial will demonstrate the feasibility of NPES in effectively treating warts; and

May help understand the potential for the treatment of

Example of

Example of

multiple HPV wart indications. Wart Treatment

BCC Treatment

Pulse Biosciences Confidential 17

Dermatology/Aesthetics – Go to Market

Planning for a clinical study in dermatology in 2016 to validate treatment prior to commercialization.

Initial regulatory clearance through the straightforward FDA 510(k) process will be pursued.

We believe the PulseTx will be a good fit in the product portfolios of the large strategics in the dermatology and aesthetics space.

Pulse Biosciences Confidential 18

Veterinary

Commercial Rationale

It has been reported that*,

there are over 70 million pet dogs in the U.S.

cancer is the #1 cause of death in dogs over the age of two

50% of all dogs will acquire cancer, 25% of dogs will die from cancer

Existing therapies tend to negatively impact quality of life

No regulatory clearance needed

May provide a therapy that is easier for the veterinarian to sell to pet owner

Medical Rationale

May provide a simple procedure with minor side-effects as compared to drugs or more significant surgical procedures

Can de-bulk tumor with potentially increased immunogenic activity to other known therapies

*U.S. Pet (Dog and Cat) Population Fact Sheet, American Humane Association, 2012

Pulse Biosciences Confidential 19

Veterinary – Go to Market

Plan to execute studies at major veterinary medicine center(s) to validate scientific thesis

Plan to engage with high volume veterinary oncologists to perform commercial oriented studies

Plan to engage large veterinary chains to assess market feasibility

Potentially partner with large veterinary device or oncology companies

Pulse Biosciences Confidential 20

Intellectual Property

We believe our NPES IP position enables value creation based on the potential for multiple medical indications and multiple business models that can be pursued.

Patent Portfolio

39 issued worldwide

41 pending worldwide

Current patents and patent applications describe

Use of NPES to induce cell apoptosis or cell death

NPES pulse generators, electrodes, and indications

Use of NPES to induce an immune response

Pulse Biosciences Confidential 21

Commercialization Strategy

Develop the first tunable NPES platform, PulseTxTM, to support an array of electrodes.

File for a 510(k) clearance of the PulseTxTM System for soft tissue.

Pilot studies and partnering pre-510(k) clearance.

Pursue partnerships in applications where strategics have domain expertise and an established distribution channel.

Pulse Biosciences Confidential 22

Commercialization Priorities

Focus on applications/indications that require little to no clinical studies

Focus on applications where reimbursement is not critical (eg. aesthetics and veterinary)

Focus on applications where there are multiple partnering opportunities and where our technology could add significant value

Pulse Biosciences Confidential 23

Pulse Biosciences Management Team

Darrin Uecker, President/CEO

20+ years medical device experience

COO of Auxogyn, CEO/President of Gynesonics, CTO of RITA Medical

Experience in Surgical Robotics, Ablation, Women’s Health

Rich Nuccitelli, Ph.D. – Chief Science Officer

Over 35 years experience in biophysics, bioelectrics and medical devices

Over 120 published scientific papers and four books

Past President of the Bioelectromagnetics Society

Brian Dow, CFO

Experienced MedTech CFO and finance executive, in public and private companies.

Dave Danitz, VP of Engineering

15 years medical device R&D product development experience

Pulse Biosciences Confidential 24

Pulse Biosciences Board of Directors

Darrin Uecker, President/CEO, Director

Robert Levande, Chairman (non-Executive)

26 years Pfizer Medical Device Group, various senior management roles

Senior Managing Director at MDB Capital Group

Former Director Orthovita (NASDAQ)

Co-Founder of VirnetX (NYSE MKT)

Thierry Thaure, Director

CEO Cephea

Former CEO Endogastric solutions

Former SVP Accuray

Mitch Levinson, Director

Founder & CEO Cerebrotech

Founder & Former CEO Zeltiq

Robert Greenberg, MD, Ph.D., Director

Co-Founder of Second Sight Medical Products

Co-managed the Alfred E. Mann Foundation

Pulse Biosciences Confidential 25

IPO Overview

5,000,000 shares at $4.00 per share

7.5 million shares outstanding pre-offering, 12.5 million post-offering

Pre-money valuation approximately $30 million; post-money approximately $50 million

Requirement to raise future capital via rights offerings to existing shareholders until company is profitable or shares reach $12 per share

Timing of offering – late April early May

Pulse Biosciences Confidential 26

Pulse Biosciences

Broad platform technology with a dominant IP position;

Experienced team capable of developing and commercializing the technology platform;

A straightforward 510(k) path based on predicate ablation systems;

A number of significant applications to pursue either independently or through partnerships;

Capital efficient value creation plan; and

Multiple value inflection milestones—clinical data, partnership deals, PulseTx sales.

Pulse Biosciences Confidential 27

Advancing therapies through cell signaling

[ 849 Mitten Road + Suite 104 + Burlingame, California 94010 + Tel: 650.697.3939 ]